                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Autoweb.com, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053331 10 4
                        --------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 053331 10 4                  13 G                   Page 2 of 16 Pages
--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON  Technology Crossover Ventures II, L.P.
   See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                5  SOLE VOTING POWER
 NUMBER OF                                                      1,401,448(A)
  SHARES        ----------------------------------------------------------------
BENEFICIALLY    6  SHARED VOTING POWER
 OWNED BY                                                               0(A)
   EACH         ----------------------------------------------------------------
 REPORTING      7  SOLE DISPOSITIVE POWER
  PERSON                                                        1,401,448(A)
   WITH         ----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER
                                                                        0(A)
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                1,401,448(A)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      [X]
   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            4.8%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   PN
--------------------------------------------------------------------------------

(A) Please see item 4.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                   Page 3 of 16 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON  TCV II (Q), L.P.
   See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF                                                      1,077,453(A)
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY                                                               0(A)
    EACH          --------------------------------------------------------------
  REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON                                                        1,077,453(A)
    WITH          --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                                                                         0(A)
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 1,077,453(A)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]
   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            3.7%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   PN
--------------------------------------------------------------------------------

(A) Please see item 4.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                   Page 4 of 16 Pages
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON  TCV II Strategic Partners, L.P.
   See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF                                                        191,209(A)
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY                                                               0(A)
    EACH          --------------------------------------------------------------
  REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON                                                          191,209(A)
    WITH          --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                                                                         0(A)
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   191,209(A)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [X]
   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            0.6%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   PN
--------------------------------------------------------------------------------

(A) Please see item 4.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                   Page 5 of 16 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON  Technology Crossover Ventures II, C.V.
   See Item 2 for a list of General Partners
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Netherlands Antilles
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF                                                        213,973(A)
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY                                                               0(A)
    EACH          --------------------------------------------------------------
  REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON                                                          213,973(A)
    WITH          --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                                                                         0(A)
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   213,973(A)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]
   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            0.7%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   PN
--------------------------------------------------------------------------------

(A) Please see item 4.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                   Page 6 of 16 Pages
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON  TCV II, V.O.F.
   See Item 2 for a list of Managing General Partners
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Netherlands Antilles
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF                                                         45,525(A)
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY                                                               0(A)
    EACH          --------------------------------------------------------------
  REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON                                                           45,525(A)
    WITH          --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                                                                         0(A)
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    45,525(A)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [X]
   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            0.2%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   PN
--------------------------------------------------------------------------------

(A) Please see item 4.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                   Page 7 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON  Technology Crossover Management II, L.L.C.
   See Item 2 for a list of Managing Members
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF                                                      2,929,608 (A)
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY                                                               0
    EACH          --------------------------------------------------------------
  REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON                                                        2,929,608 (A)
    WITH          --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                                                                         0
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 2,929,608 (A)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            9.9%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   OO
--------------------------------------------------------------------------------

 (A) Please see item 4.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                   Page 8 of 16 Pages
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON  Jay C. Hoag
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S. Citizen
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF                                                              0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY                                                       2,929,608 (A)
    EACH          --------------------------------------------------------------
  REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON                                                        2,929,608 (A)
    WITH          --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                                                                         0
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 2,929,608 (A)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            9.9%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   IN
--------------------------------------------------------------------------------

(A) Please see item 4.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                   Page 9 of 16 Pages
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON  Richard H. Kimball
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S. Citizen
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF                                                              0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY                                                       2,929,608 (A)
    EACH          --------------------------------------------------------------
  REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON                                                        2,929,608 (A)
    WITH          --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                                                                         0
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 2,929,608 (A)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            9.9%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   IN
--------------------------------------------------------------------------------
(A) Please see item 4.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                  Page 10 of 16 Pages
--------------------------------------------------------------------------------

  Item 1.

      (a) NAME OF ISSUER: Autoweb.com, Inc. (the "Company")
      (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 3270 Jay Street, Building 6, Santa Clara, California 95054.

  Item 2.

     Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

   I.
      (a) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."). The General Partner of TCV II, L.P. is Technology Crossover Management II, L.L.C., a Delaware limited liability company ("TCM II"). The sole Managing Members of TCM II are Jay C. Hoag ("Hoag") and Richard H. Kimball ("Kimball").
      (b) 528 Ramona Street, Palo Alto, CA 94301
      (c) Delaware
      (d) Common Stock
      (e) 053331 10 4

  II.
      (a) TCV II (Q), L.P., a Delaware limited partnership ("TCV II (Q)"). The General Partner of TCV II (Q) is TCM II.
      (b) 528 Ramona Street, Palo Alto, CA 94301
      (c) Delaware
      (d) Common Stock
      (e) 053331 10 4

 III.
     (a) TCV II Strategic Partners, L.P., a Delaware limited partnership ("TCV II Strategic Partners"). The General Partner of TCV II Strategic Partners is TCM II.
     (b) 528 Ramona Street, Palo Alto, CA 94301
     (c) Delaware
     (d) Common Stock
     (e) 053331 10 4

  IV.
     (a) Technology Crossover Ventures II, C.V., a Netherlands Antilles limited partnership ("TCV II, C.V."). The General Partners of TCV II, C.V. are TCM II and Technology Crossover Administrator II, N.V., a Netherlands Antilles corporation ("TCA II"). TCA II is ultimately controlled by Hoag and Kimball.
     (b) Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
     (c) Netherlands Antilles
     (d) Common Stock
     (e) 053331 10 4

   V.
     (a) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."). The Managing General Partners of TCV II, V.O.F. are TCM II and TCA II.
     (b) Pietermaai 15, Willemstad, Curacao, Netherlands Antilles
     (c) Netherlands Antilles
     (d) Common Stock
     (e) 053331 10 4

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CUSIP NO. 053331 10 4                  13 G                  Page 11 of 16 Pages
--------------------------------------------------------------------------------

VI.
     (a) Technology Crossover Management II, L.L.C., a Delaware limited liability company.
     (b) 528 Ramona Street, Palo Alto, CA 94301
     (c) Delaware
     (d) Common Stock
     (e) 053331 10 4

 VII.
     (a) Jay C. Hoag
     (b) 528 Ramona Street, Palo Alto, CA 94301
     (c) U.S. citizen
     (d) Common Stock
     (e) 053331 10 4

VIII.
     (a) Richard H. Kimball
     (b) 528 Ramona Street, Palo Alto, CA 94301
     (c) U.S. citizen
     (d) Common Stock
     (e) 053331 10 4

  Item 3.

  Not Applicable

  Item 4.

  (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:


                                Common Stock
                                ------------
                                                                                           Dispositive
       Filing Person         Beneficially Owned       % of Class(1)       Voting Power        Power
---------------------------  -------------------  ---------------------  --------------  ----------------
TCV II, L.P. (2)                 1,401,448                 4.8%            sole             sole

TCV II (Q)  (2)                  1,077,453                 3.7%            sole             sole

TCV II Strategic Partners (2)      191,209                 0.6%            sole             sole

TCV II, C.V. (2)                   213,973                 0.7%            sole             sole

TCV II, V.O.F.(2)                   45,525                 0.2%            sole             sole

TCM II                           2,929,608                 9.9%            sole             sole

Hoag (3)                         2,929,608                 9.9%          shared             sole

Kimball (3)                      2,929,608                 9.9%          shared             sole


------------------------------------

  (1) All percentages in this table are based on the 29,474,908 shares of Common Stock of the Company outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                  Page 12 of 16 Pages
--------------------------------------------------------------------------------

  (2) Each noted entity (together, the "TCV II Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and as Investment General Partner of TCV II, C.V. and TCV II, V.O.F., may also be deemed to have sole voting and investment power with respect to such securities. TCM II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

  (3) Under the operating agreement of TCM II, Hoag and Kimball have the independent power to cause the funds managed by such entity to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV II Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

      Except as set forth in this Item 4(a) - (c), each of the Filing Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Filing Person.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

  Not Applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

  Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

  This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a "group" within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

  Not Applicable.

Item 10.  CERTIFICATION

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  MATERIAL TO BE FILED AS EXHIBITS.

        The following exhibit was filed as Exhibit 8 to the Schedule 13 D/A relating to the Common Stock of Expedia, Inc. filed by the undersigned with the Securities and Exchange Commission on August 31, 2000 and is hereby

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                  Page 13 of 16 Pages
--------------------------------------------------------------------------------


incorporated herein by reference:

        Exhibit A - Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000.

        The following exhibit was filed as Exhibit F to the Schedule 13G relating to the Common Stock of eLoyalty Corporation filed by the undersigned with the Securities and Exchange Commission on June 5, 2000 and is hereby incorporated herein by reference:

        Exhibit B - Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000.

        Exhibit C - Joint Filing Agreement dated December 15, 2000.

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                  Page 14 of 16 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2001

TECHNOLOGY CROSSOVER VENTURES II, L.P.,
a Delaware Limited Partnership

By:  /s/ Carla S. Newell
     --------------------------------------
     Carla S. Newell, Authorized Signatory

TCV II (Q), L.P.,
a Delaware Limited Partnership

By:  /s/ Carla S. Newell
     --------------------------------------
     Carla S. Newell, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.,
a Delaware Limited Partnership

By:  /s/ Carla S. Newell
     --------------------------------------
     Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.,
a Netherlands Antilles Limited Partnership

By:  /s/ Carla S. Newell
     --------------------------------------
     Carla S. Newell, Authorized Signatory

TCV II, V.O.F.,
a Netherlands Antilles General Partnership

By:  /s/ Carla S. Newell
     --------------------------------------
     Carla S. Newell, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:  /s/ Carla S. Newell
     --------------------------------------
     Carla S. Newell, Authorized Signatory

Jay C. Hoag

By:  /s/ Carla S. Newell
     --------------------------------------
     Carla S. Newell, Authorized Signatory

Richard H. Kimball

By:  /s/ Carla S. Newell
     --------------------------------------
     Carla S. Newell, Authorized Signatory

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                  Page 15 of 16 Pages
--------------------------------------------------------------------------------

                                                                       EXHIBIT C

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Autoweb.com, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 15th day of December, 2000.

                                      TECHNOLOGY CROSSOVER VENTURES II, L.P.

                                      By: /s/ Carla S. Newell
                                         ---------------------------------------
                                      Name: Carla S. Newell
                                      Its: Authorized Signatory

                                      TCV II (Q), L.P.

                                      By: /s/ Carla S. Newell
                                         ---------------------------------------
                                      Name: Carla S. Newell
                                      Its: Authorized Signatory

                                      TCV II STRATEGIC PARTNERS, L.P.

                                      By: /s/ Carla S. Newell
                                         ---------------------------------------
                                      Name: Carla S. Newell
                                      Its: Authorized Signatory

                                      TECHNOLOGY CROSSOVER VENTURES II, C.V.

                                      By: /s/ Carla S. Newell
                                         ---------------------------------------
                                      Name: Carla S. Newell
                                      Its: Authorized Signatory

                                      TCV II V.O.F., L.P.

                                      By: /s/ Carla S. Newell
                                         ---------------------------------------
                                      Name: Carla S. Newell
                                      Its: Authorized Signatory

                                      TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.

                                      By: /s/ Carla S. Newell
                                         ---------------------------------------
                                      Name: Carla S. Newell
                                      Its: Authorized Signatory

--------------------------------------------------------------------------------
CUSIP NO. 053331 10 4                  13 G                  Page 16 of 16 Pages
--------------------------------------------------------------------------------

                                       JAY C. HOAG

                                       /s/ Carla S. Newell
                                       -----------------------------------------
                                       By: Carla S. Newell, Authorized Signatory


                                       RICHARD H. KIMBALL

                                       /s/ Carla S. Newell
                                       -----------------------------------------
                                       By: Carla S. Newell, Authorized Signatory